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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 14D-9

                    SOLICITATION/RECOMMENDATION STATEMENT
                        UNDER SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                                PROXICOM, INC.
                          (Name of Subject Company)


                                PROXICOM, INC.
                      (Name of Person Filing Statement)

                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)
                                  744282 104
                    (Cusip Number of Class of Securities)

                           David R. Fontaine, Esq.
                  Senior Vice President and General Counsel
                                Proxicom, Inc.
                          11600 Sunrise Valley Drive
                            Reston, Virginia 20191
                                (703) 262-3200
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notice and Communications
                  On Behalf of the Person Filing Statement)

                               With a Copy to:

                          Andrew R. Brownstein, Esq.
                        Wachtell, Lipton, Rosen & Katz
                             51 West 52nd Street
                           New York, New York 10019
                                (212) 403-1000


X Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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The transcript of the analyst conference call filed by Proxicom, Inc. on May
16, 2001 under cover of 14D-9 (the "Transcript") is hereby amended to include the following text:

      This document is neither an offer to purchase nor a solicitation of an offer to sell securities. Dimension Data Holdings plc has not yet commenced the tender offer described herein. The tender offer will be made only through an offer to purchase and related letter of transmittal. Investors and security holders are strongly advised to read the tender offer statement of Dimension Data and the Solicitation/Recommendation Statement of Proxicom, Inc. when such documents are filed and become available, because they will contain important information. The tender offer statement will be filed by Dimension Data with the Securities and Exchange Commission (SEC) and the Solicitation/Recommendation Statement will be filed by Proxicom with the SEC. Investors and security holders may obtain a free copy of these statements (when filed and available) and other relevant documents on the SEC's web site at: http://www.sec.gov. The tender offer statement and related materials may also be obtained for free by directing such requests to Dimension Data Holdings plc at 011-44-0793-2020-296. The Solicitation/Recommendation Statement and related materials may also be obtained for free by directing such requests to Proxicom Investor Relations.

The Transcript as amended is attached hereto as Exhibit 99.1.